Filed by Pan American Silver Corp. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 000-13727
Subject Company: Aquiline Resources Inc.
Commission file number:  N/A

Pan American Silver Corp.

Aquiline Resources Inc.

ONE
TROY OUNCE
.999 FINE SILVER
PAN AMERICAN
SILVER CORP
NORTHWEST TERRITORIAL
MINT

October 2009
Pan American Silver Corp.’s
Friendly Offer for
Aquiline Resources Inc.
“The Premier Silver Mining Company”

.999 FINE SILVER
PAN AMERICAN
SILVER CORP

Pan American SILVER CORP.
AQUILINE RESOURCES INC

Cautionary Note Regarding
Forward Looking Statements
Certain of the statements and information in this investor presentation constitute “forward looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward looking information” within the meaning of applicable Canadian provincial securities laws relating to Pan American Silver
Corp. (“PAA”), Aquiline Resources Inc. (“AQI”) and their respective operations. All statements, other than statements of historical fact, are forward looking statements.
When used in this investor presentation, the words “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements or information. These forward looking statements or information relate to, among other things: the creation of a premier silver mining company, the successful integration of AQI’s business and operations with PAA, the satisfaction or waiver of the conditions precedent to the support agreement, the timing of the expected launch of the formal take-over bids, the timing and prospects for shareholder acceptance of the offers and the implementation thereof, the scheduled timing for closing, future superior financial performance and growth, future diversified political and operational risk, the accuracy of mineral reserve and resource estimates, the accuracy of estimated future production and targets, timing and costs of construction, development and production, future successful development of the Navidad project and other PAA development projects, estimated production rates for silver and other payable metals produced by PAA and estimated average recoverable silver production by AQI, expected accretion of PAA’s net asset value per share and resources per share and cash flow per share once the Navidad project is in production, the results of the preliminary economic assessment on the Navidad project including but not limited to the suitability of the Loma de La Plata zone of the Navidad project for open-pit mining, the estimated processing plant throughput of 10,000 tonnes per day, the estimated silver recoveries of 80% for the Loma de La Plata zone, the expected high grade silver concentrate for the Loma de La Plata zone and the reduction of smelter charges per ounce, access to future market liquidity, risk mitigation through PAA’s asset portfolio, value creation and growth for PAA and AQI’s shareholders, leveraged upside exposure for future share appreciation, future extensions of the life of PAA’s mines and projects, the effects of laws, regulations and government policies affecting PAA’s and AQI’s operations including but not limited to construction and development of the Navidad project, growth opportunities of PAA, the price of silver and other metals; the sufficiency of PAA’s current working capital or its ability to raise necessary funds including but not limited to robust and ready access to equity and debt financing markets of the enlarged PAA and PAA plans and expectations for its properties and operations, the accuracy of estimated mineral resources if the acquisition is complete, the suitability of the Barite Hill zone and the Valle Esperanza zone of the Navidad project for open pit mining and the accuracy of results and conclusions of metallurgical test work on the Barite Hill zone and the Valle Esperanza zone. These statements reflect the current views of PAA and AQI, respectively with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by each of PAA and AQI, respectively, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward looking statements contained in this investor presentation and both PAA and AQI, respectively, has made assumptions based on or related to many of these factors. Such factors include without limitation: The fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso and
Bolivian boliviano versus the U.S. dollar); risks related to the technological and operational nature of PAA and AQI’s businesses, respectively; changes in national and local government permitting, legislation, taxation, controls or regulations and political or economic developments in Canada, the United States, Mexico, Peru,
Argentina, Bolivia or other countries where PAA and AQI may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; business opportunities that may be presented to, or pursued by PAA or
AQI; PAA’s ability to complete and successfully integrate acquisitions; challenges to PAA’s or AQI’s title to properties; litigation, the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; discrepancies between actual and estimated production, price volatility, increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the caption “Risks Related To PAA’s Business” in PAA’s most recent Form 40F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities and those factors identified under the caption “Description Of Business - Risk
Factors” in AQI’s Annual Information Form filed with certain Canadian provincial securities regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements. Although PAA and AQI, respectively, have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. PAA and AQI do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Cautionary Statements
CAUTIONARY NOTE TO ALL INVESTORS CONCERNING ECONOMIC ASSESSMENTS THAT INCLUDE INFERRED
 RESOURCES
•  Mineral resources that are not mineral reserves have no demonstrated economic viability. The preliminary economic assessment of the Navidad project is preliminary in nature and includes “inferred mineral resources” that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment at the Navidad project will ever be realized.
CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
•  PAA and AQI are required to describe mineral resources associated with their properties utilizing Canadian Institute of Mining,
 Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resource are recognized by
 Canadian regulations but are not recognized by the United States Securities Exchange Commission (the "SEC"). The
 definitions of proven and probable mineral reserves used in National Instrument 43-101 Standards of Disclosure for Mineral
 Projects adopted by Canadian Securities Administrators ("NI 43-101") differ from the definitions in the SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC
 Industry Guide 7 and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources"
 have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
•  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and mineral reserves reported by the Company in compliance with NI 43-101 may not qualify as
 “reserves” under SEC standards.
•  Accordingly, information contained in this investor presentation containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations hereunder.

Note: All market data as of 13-Oct-2009
Transaction Highlights
  Pan American Silver Corp. (“PAA”) will make a friendly offer to acquire Aquiline
 Resources Inc. (“AQI”)
 • PAA will offer 0.2495 (“Exchange Ratio”) of a PAA common share plus
 0.1 of a PAA common share purchase warrant for each AQI common share (“Share Offer”)
 • Consideration valued at C$7.47 per AQI common share
 • 0.2495 of a PAA common share valued at C$6.66
 • 0.1 of a PAA common share purchase warrant valued at C$0.81
 • Each full warrant entitles the holder to purchase a PAA common share at C$35.00 over the 5-year period from the date of first take-
 up of AQI shares
 • Offer represents a 37% premium to AQI closing price and a 62%
 premium to AQI’s 10-day volume-weighted average price

Transaction Highlights (Cont’d)
  PAA will make separate offers to purchase AQI warrants and the convertible debenture
 • PAA will offer replacement securities with similar terms, adjusted by the
 0.2495 exchange ratio
  The Board of Directors of AQI has unanimously determined that the PAA
 Share Offer is fair to AQI’s shareholders and that the transaction is in the best interest of AQI, and will unanimously recommend that AQI shareholders tender their common shares to the Share Offer
  Total transaction value implied by the offers is approximately C$626 million

TROY OUNCE
.999 FINE SILVER
PAN AMERICAN
SILVER CORP

Pan American SILVER CORP.

AQUILINE RESOURCES INC

(1) Fully-diluted ownership based on basic shares plus in-the-money options and warrants, excluding securities already owned by PAA.
Transaction - Other Terms
  AQI directors and senior officers have agreed to lock-ups and will tender into
 PAA’s Share Offer.
  Break fee of C$18 million
  PAA has a five business day right to match superior offers
  Minimum tender condition of 66 2/3% under Share Offer
 • Share Offer not contingent on successful take-up under convertible securities offers
  AQI shareholders to own approx. 19% of PAA(1)
  Share Offer expected to be mailed before the end of October 2009
  Take-up of offers expected by the end of Q4 2009

Canada
Head Office (Vancouver)
USA
Hog Heaven
Waterloo
Mexico
Alamo Dorado
La Preciosa (JV)
La Colorada
Peru
Quiruvilca
Huaron
Morococha
Stockpiles
Pico Machay
Bolivia
San Vicente
Argentina
Calcatreu
Navidad
Manantial Espejo
Pan American Silver
Aquiline Resources

Pan American SILVER CORP.

AQUILINE RESOURCES INC

Note: Bold Italics represent producing properties
Pan American + Aquiline - The Assets

Pan American Silver Corp.

Aquiline Resources Inc.

  PAA - The Premier Silver Mining Company
 • Largest North American-listed silver producer as ranked by production (8 operating mines)
 • Industry-leading mine construction and operating expertise (have built or expanded 5 new silver mines in last 6 years)
 • Superior financial performance and growth profile
 • Diversified political & operational risk, with long-life silver resources
  Navidad + La Preciosa (Mexico) re-establish PAA’s industry-leading growth profile
 • Production targeted to grow to +40 million oz of silver annually
 • Transaction is accretive to PAA’s net asset value per share and resources per share
Pan American + Aquiline - The Rationale

  Addition of world-class silver development project to PAA’s portfolio
 • Navidad is one of world’s largest undeveloped silver properties
 • Total measured & indicated resources (inclusive of reserves) increase to approx. 0.9 billion oz of silver plus another 0.2 billion oz inferred
 • Total measured & indicated resources (inclusive of reserves) increase to approx. 1.9 million oz of gold plus 0.8 million oz inferred
  PAA is the best suited company to bring Navidad into production
 • Proven development and operating team
 • Recent successful experience in Argentina - Manantial Espejo
 • Exemplary community and governmental relations and safety record
 • Outstanding financial strength to fund Navidad’s development
Pan American + Aquiline - The Rationale

224
306
82
112
639
121
945
233
721
+208%
224
1,325
937
678
440
229
187
101
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Measured & Indicated Resources
Inferred Resources
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Silver Standard
Polymetal
Fresnillo
Coeur d'Alene
Hecla Mining
Hochschild
Silvercorp
Pan American Silver (1)
Aquiline Resources (2)
Illustrative Pro Forma
Other Selected Primary Silver Companies (P&P + M&I) (3)

Pan American SILVER CORP.

AQUILINE RESOURCES INC

Silver Reserves and Resources (mm oz)
(1) Pan American Silver Reserves and Resources reported as of 31-Dec-2008 as per 2008 AIF. See appendix for full details.
(2) Navidad based on June 2009 NI 43-101 Technical Report prepared by Snowden. Calcatreu NI 43-101 resources based on results of 22-Apr-2008 Mineral Resource Update prepared by Micon International Limited. Pico Machay resources presented on a 100% basis as per press release of Aquiline Resources Inc. dated 13-Oct-2009. See appendix for full details.
(3) Source: Latest publicly-available company filings.
Pan American + Aquiline - Silver Resources

11.9% Production Growth CAGR
11.2
12.5
13.0
17.1
18.7
21.5
22.0
2004A
2005A
2006A
2007A
2008A
2009E
2010E
Pan American Silver (1)
~ 20
3-Year Average Annual Recoverable Silver Production (2)
Aquiline (2) Resources

Pan American SILVER CORP.
AQUILINE RESOURCES INC

Silver Production (mm oz)
(1) Pan American Silver production based on historical results and 2009E and 2010E are based on median public guidance from investor presentation at the Merrill Lynch
Mining Conference (dated 10-Sep-2009).
(2) Aquiline Resources 3-year average recoverable silver production based on Loma de La Plata NI 43-101 Preliminary Economic Assessment published by Snowden Group
16-Oct-2008 (the “PEA”). Pan American Silver Corp. development plan is likely to result in different technical specifications and production profile than the Snowden mine plan for Loma de La Plata contained in the PEA. See “Cautionary Note to All Investors Concerning Economic Assessments that Include Inferred Resources”.
Pan American + Aquiline
Transaction is Transformational to Growth Profile

ONE TROY OUNCE
.999 FINE SILVER
PAN AMERICAN SILVER CORP

Pan American SILVER CORP.

AQUILINE RESOURCES INC

  Significant premium and enhanced liquidity
 • Offer values AQI shares at C$7.47
 • 0.2495 of a PAA common share valued at C$6.66
 • 0.1 of a PAA common share purchase warrant valued at C$0.81
 • Offer represents a 37% premium to AQI’s most recent closing price on the TSX of C$5.47 (which also represents its 52-week high) and a 62%
 premium to AQI’s 10-day volume-weighted average price of C$4.61
 • 5-year warrant provides significant leveraged upside exposure to future
 PAA share price appreciation (exercise price of C$35.00)
 • PAA’s trades approximately C$36mm worth of shares per day vs. AQI’s
 C$0.5mm
Value for Aquiline Shareholders

  Exposure to PAA’s attractive and diverse portfolio of assets
 • 8 operating mines in Mexico, Peru, Bolivia and Argentina
 • Track record of extending mine life and successful project development
 • Ongoing participation in value creation associated with successful development of Navidad and other PAA development projects
  PAA is uniquely positioned to develop Navidad
 • Existing operations and proven team in Argentina
 • Experience in navigating Argentinean regulatory landscape
 • Exemplary community and government relations
 • Robust and ready access to equity and debt financing markets
 • Industry leading mine development expertise
Value for Aquiline Shareholders (Cont’d)

.999 FINE SILVER
PAN AMERICAN
SILVER CORP

Pan American SILVER CORP.

AQUILINE RESOURCES INC

  Accretive to NAV per share and resources per share
  Expected to be accretive to CFPS once Navidad is in production
  PAA adds another world-class project to its development pipeline
  208% overall increase in silver M&I resources (including P&P reserves)
  99% overall increase in gold M&I resource (including P&P reserves)
  Impressive silver production growth once Navidad is developed
 • Production targeted to grow to +40 mm oz annually
  Significant exploration potential at Navidad and AQI’s other properties
Value for Pan American Shareholders

Loma de La Plata Zone - Estimated Preliminary Economic Assessment Results
  Near-surface, high-grade silver zone suitable for open pit mining
  Silver resources(2)
 • Indicated - 29.1 M tonnes @ average 169 g/t (158M contained oz)
 • Inferred - 1.3 M tonnes @ average 76 g/t (3M contained oz)
  Pre-production capital expenditures estimated to be $272.6 million
  Processing plant of 10,000 tpd (expandable to include ore from other zones)
  80% silver recoveries using simple, single-product conventional flotation
  Expected to produce a highly desirable, high grade Ag concentrate (approx. 50 kg Ag per tonne) - high concentration ratio reduces smelter charges per oz
  Average annual silver production 15M oz (peak in year one up to 23M oz)
(1) NI 43-101 PEA prepared by Snowden, October 2008. Price Assumptions Ag: US$12.52/oz; Cu: US$ 7,110/tonne. See “Cautionary Note to All Investors Concerning Economic
 Assessments that Include Inferred Resources”.
(2) NI 43-101Technical Report prepared by Snowden, amended June 2009
Navidad (1)

TROY OUNCE
.999 FINE SILVER
PAN AMERICAN
SILVER CORP

Pan American Silver Corp.
Aquiline Resources Inc

Barite Hill Zone
  Near surface deposit amenable to open pit mining methods
  Indicated resource(2) - 7.7 M tonnes@ average 153 g/t (38 M contained oz)
  Metallurgical test work indicates high-silver grade bulk flotation concentrate can be produced
Valle Esperanza Zone
  Near surface deposit amenable to open pit mining methods
  Indicated resource(2) - 12.2 M tonnes @ average 172 g/t (68 M contained oz)
  Metallurgical test work indicates high-silver grade bulk flotation concentrate can be produced
(1) NI 43-101 PEA prepared by Snowden, October 2008. Price Assumptions Ag: US$12.52/oz; Cu: US$ 7,110/tonne
(2) NI 43-101Technical Report prepared by Snowden, amended June 2009
Navidad (Cont’d) (1)

  PAA has recently developed the Manantial Espejo mine in Argentina
  PAA was awarded - “Mining Company of the Year in Argentina” on the strength of its community, employee and government relations as well as its exemplary safety record
  PAA is well aware of the current mining laws in Chubut and equally aware of the
 Province’s changing attitudes relative to mine development
  PAA is positive that it can demonstrate to all interested parties in the province of
 Chubut the benefits of responsible mining
  PAA is confident that by working closely and pro-actively with the Provincial government and the local communities that Navidad can be developed
Political Perspective

TROY OUNCE
.999 FINE SILVER
PAN AMERICAN
SILVER CORP

  For AQI Shareholders
 • Significant upfront premium to current price
 • Opportunity to participate in PAA’s future upside
 • Development and operation of Navidad by PAA’s experienced team
 • Immediate access to PAA market liquidity
  For PAA Shareholders
 • PAA will incorporate another world-class asset to its development pipeline
 • Immediate positive effect on NAV per share and resources per share
 • Immediate silver M&I resource growth (208%, including P&P reserves) and gold M&I resource growth (99%, including P&P reserves)
 • Increased geographical diversification within Latin America
 • Further exploration potential
PAA + AQI - A Win/Win Combination

Endnotes and Cautionary Statements
•  For full transaction terms and conditions, refer to Pan American Silver’s Take-over Bid Circular, which will be filed shortly and available at www.sedar.com and www.panamericansilver.com
•  Michael Steinmann, P.Geo. Executive Vice President, Geology and Exploration of PAA and Martin Wafforn, P. Eng., Vice President, Technical Services
 of PAA are the “qualified persons” within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) who
 supervised the preparation of the scientific and technical information of PAA included in this investor presentation. Incremental additions to PAA’s mineral resources expected to result from a successful acquisition of AQI by PAA are based solely on scientific and technical information provided by AQUILINE.
 For more information on PAA’s projects, readers should refer to the PAA’s Annual Information Form for the year ended December 31, 2008, dated March
 31, 2009 and the technical reports referenced therein and PAA’s Annual Report for the year ended December 31, 2008, each of which is available on
 SEDAR at www.sedar.com.
•  Peter Myers, B.E. (Min)(Hons), MAusIMM, of Snowden Mining Industry Consultants (“Snowden”), Pamela De Mark, BSc (App Geo), MAusIMM. of
 Snowden and John A. Wells, BSc (Hons), MBA, MCIMM, FSAIMM, Independent Metallurgical Consultant are the independent “qualified persons” within the meaning of NI 43-101 who supervised the preparation of the scientific and technical information of AQI’s Navidad project included in this investor presentation. Doug Roy, M.A.Sc., P.Eng., an Associate Mining Engineer with Caracle Creek International Consulting Inc. is the independent “qualified person” within the meaning of NI 43-101 who supervised the preparation of the scientific and technical information of AQI’s Pico Machay project included in this investor presentation. Eugene Puritch, P.Eng., of P&E Mining Consultants Inc. and B. Terrence Hennessey, P.Geo. of Micon International Limited
 are the independent “qualified persons” within the meaning of NI 43-101 who supervised the preparation of the scientific and technical information of
 AQI’s Calcatreu project included in this investor presentation.
•  For more information on AQI’s projects, readers should refer to the following documents:
 (i) Aquiline Resources Inc.’s Annual Information Form for the year ended December 31, 2008 and dated March 30, 2008 and the technical reports referenced therein;
 (ii) technical report entitled “AQUILINE Resources Inc.: Navidad Project, Chubut Province, Argentina” dated May 2009, as amended June 2009;
 (iii) Aquiline Resources Inc.’s press release dated October 13, 2009; and
 (iv) Aquiline Resources Inc.’s Annual Report (amended) for the year ended December 31, 2008;
 each of which is available on SEDAR at www.sedar.com.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
•  In connection with the proposed transaction, PAA will file relevant materials with the SEC, including one or more registration statements that contain a prospectus. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed by PAA with the SEC, as well as any amendments or supplements to this documents because they will contain important information. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by PAA may be obtained free of charge by directing such request to: Kettina Cordero, telephone: (604) 687-1175 or from PAA’s website at
 www.panamericansilver.com. Such documents are not currently available. Investors and security holders are urged to read the prospectus and the other relevant materials when they become available before making any investment decision with respect to the proposed transaction. Security holders who have questions about the Transaction can also contact Kingsdale Shareholder Services ("Kingsdale") at 1-888-518-6824. Kingsdale has been retained by
 Partridge to act as Information Agent for the Transaction.
•  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Deposit / Zone	Classification	Ore (mm tonnes)	Grade Ag (g/t)	Grade Au (g/t)	Grade Pb %	Grade Cu %	Contained Ag (mm oz)	Contained Au (mm oz)	Contained Pb (mm lbs)	Contained Cu (mm lbs)
Calcite Hill NW	Measured & Indicated	14.8	78	-	0.6 %	-	37	-	194	-
	Inferred	14.6	52	-	0.8	-	24	-	265	-
Calcite Hill	Measured & Indicated	17.5	100	-	0.6 %	-	56	-	212	-
	Inferred	4.9	96	-	0.4	-	15	-	39	-
Navidad Hill	Measured & Indicated	14.0	101	-	0.4 %	-	45	-	114	-
	Inferred	1.8	70	-	0.4	-	4	-	16	-
Connector Zone	Measured & Indicated	8.2	91	-	0.4 %	-	24	-	74	-
	Inferred	9.9	74	-	0.5	-	24	-	107	-
Galena Hill	Measured & Indicated	51.7	124	-	1.9 %	-	206	-	2,158	-
	Inferred	1.7	80	-	1.4	-	4	-	50	-
Barite Hill	Measured & Indicated	7.7	153	-	0.3 %	-	38	-	48	-
	Inferred	0.9	81	-	0.7	-	2	-	13	-
Loma de la Plata	Measured & Indicated	29.1	169	-	0.1 %	0.1 %	158	-	58	33
	Inferred	1.3	76	-	0.2	0.1	3	-	6	1
Valle Esperanza	Measured & Indicated	12.2	172	-	0.2 %	-	68	-	56	-
	Inferred	10.8	123	-	0.4	-	43	-	84	-
Total Navidad [1]	**Measured & Indicated**	**155.2**	**127**	**-**	**0.9 %**	**0.0 %**	**632**	**-**	**2,914**	**33**
	Inferred	**45.9**	**81**	**-**	**0.6**	**0.0**	**119**	**-**	**580**	**1**
Calcatreu [2]	Measured & Indicated	8.0	26	2.6	-	-	7	0.676	-	-
	Inferred	3.4	17	2.1	-	-	2	0.226	-	-
Pico Machay [3]	Measured & Indicated	10.6	-	0.8	-	-	-	0.270	-	-
	Inferred	23.9	-	0.6	-	-	-	0.450	-	-
Total Aquiline	**Measured & Indicated**	**173.8**	**114**	**0.2**	**0.8 %**	**0.0 %**	**639**	**0.946**	**2,914**	**33**
	Inferred	**73.2**	**52**	**0.3**	**0.4**	**0.0**	**121**	**0.676**	**580**	**1**

Pan American SILVER CORP.

AQUILINE RESOURCES INC

(1) Navidad based on June 2009 NI 43-101 Technical Report prepared by Snowden.
(2) Calcatreu NI 43-101 resources based on results of 22-Apr-2008 Mineral Resource Update prepared by Micon International Limited.
(3) Pico Machay resources presented on a 100% basis as per press release of Aquiline Resources Inc. dated 13-Oct-2009.
Appendix: Aquiline Resources

Mine	Classification	Ore (mm tonnes)	Grade					Contained				
			Ag (g/t)	Au (g/t)	Pb %	Zn %	Cu %	Ag (mm oz)	Au (mm oz)	Pb (mm lbs)	Zn (mm lbs)	Cu (mm lbs)
Huaron	Proven & Probable	10.1	191	-	1.6 %	3.1 %	0.3 %	62	-	358	700	72
	Measured & Indicated	2.1	162	-	2.4	4.0	0.5	11	-	357	811	180
	Inferred	5.3	178	-	1.4	2.7	0.3	30	-	167	315	30
Morococha	Proven & Probable	6.6	165	-	1.4 %	4.0 %	0.4 %	35	-	212	579	55
	Measured & Indicated	2.6	184	-	1.5	3.0	0.4	16	-	87	176	22
	Inferred	7.9	160	-	1.3	3.5	0.4	41	-	220	610	63
La Colorada	Proven & Probable	1.3	436	0.8	0.7 %	1.3 %	-	18	0.033	20	37	-
	Measured & Indicated	1.2	308	0.3	1.1	1.8	-	12	0.012	30	48	-
	Inferred	1.9	329	0.4	0.8	1.3	-	21	0.024	32	57	-
Quiruvilca	Proven & Probable	0.6	184	0.4	2.3 %	5.9 %	0.6 %	3	0.007	29	74	8
	Measured & Indicated	3.8	144	0.6	1.0	2.8	1.6	17	0.068	80	234	135
	Inferred	1.2	120	0.6	0.9	1.9	0.5	5	0.024	22	48	14
Silver Stockpiles	Proven & Probable	0.2	311	-	-	-	-	2	-	-	-	-
	Measured & Indicated	-	-	-	-	-	-	-	-	-	-	-
	Inferred	-	-	-	-	-	-	-	-	-	-	-
Alamo Dorado	Proven & Probable	10.7	99	0.3	-	-	-	34	0.108	-	-	-
	Measured & Indicated	3.4	70	0.4	-	-	-	8	0.044	-	-	-
	Inferred	2.2	64	0.3	-	-	-	5	0.024	-	-	-
Manantial Espejo	Proven & Probable	6.4	185	2.7	-	-	-	38	0.552	-	-	-
	Measured & Indicated	3.9	100	1.0	-	-	-	13	0.129	-	-	-
	Inferred	2.1	115	1.0	-	-	-	8	0.069	-	-	-
San Vicente	Proven & Probable	2.3	410	-	-	3.7 %	-	31	-	-	187	-
	Measured & Indicated	0.9	197	-	-	3.0	-	6	-	-	62	-
	Inferred	0.4	334	-	-	2.6	-	4	-	-	21	-
Total	**Proven & Probable**	**38.2**	**182**	**0.6**	**0.7 %**	**1.9 %**	**0.2 %**	**224**	**0.701**	**619**	**1,577**	**135**
	Measured & Indicated	**18.0**	**143**	**0.4**	**0.8**	**1.8**	**0.5**	**82**	**0.253**	**555**	**1,331**	**337**
	Inferred	**21.0**	**166**	**0.2**	**1.0**	**2.3**	**0.2**	**112**	**0.141**	**442**	**1,053**	**107**

Pan American SILVER CORP.

AQUILINE RESOURCES INC

Note: Pan American Silver Corp. reserves and resources as of 31-Dec-2008 as per 2008 AIF
Appendix: Pan American Silver Resources